Day, Berry & Howard llp
COUNSELLORS AT LAW

Bonnie J. Roe Direct Dial: (212) 829-3605 E-mail: bjroe@dbh.com

                                                        July 11, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mark P. Shuman

Re:	Globix Corporation
Registration Statement on Form S-3
Filed May 24, 2005
File No. 333-125185

Form 10-K for fiscal year ended September 30, 2004
Form 10-Q for the fiscal quarters ended December 31, 2005 and March 31, 2005
File No. 1-14168

Dear Mr. Shuman:

On behalf of Globix Corporation, a Delaware corporation (the “Company” or “Globix”), we hereby submit for filing under the Securities Act of 1933 Amendment No. 1 to the Registration Statement on Form S-3, Registration No. 333-125185 (the “Registration Statement”) relating to the sale of shares of Globix common stock by certain selling stockholders.

Set forth below are the Company’s responses to the comments given by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 23, 2005 with respect to the Registration Statement.  Attached is a courtesy copy of the draft response to comments submitted to the SEC by fax on July 1, 2005.

The following responses are keyed to the sequential numbering of the comments in the SEC letter.

Securities and Exchange Commission
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July 11, 2005

Selling Holders

Comment 1. Please tell us the exemption from the registration requirements you relied upon with respect to the debt-for-equity exchange transactions that were conditions of the NEON merger. Tell us whether you believe that the requirements of Section 3(a)(9) were satisfied with respect to that exchange.

Response 1. The Company relied on the safe harbor provided by Rule 506 under Regulation D under the Securities Act of 1933 (the “Securities Act”) and the private offering exemption under Section 4(2) of the Securities Act in connection with the debt-for-equity exchange transactions that were conditions of the NEON merger. The Company believes that the requirements of Section 3(a)(9) of the Securities Act were also satisfied with respect to the debt-for-equity exchange. An analysis of the application of both of these exemptions is set forth below.

Section 3(a)(9)

The four general requirements of a Section 3(a)(9) exchange are:

(a)	The securities offered for exchange must be issued by the same entity that issued the outstanding securities that are tendered in exchange;

(b)	The security holders must not be asked to part with anything of value besides the outstanding securities tendered in the exchange;

(c)	The exchange must be offered exclusively to the issuer’s existing security holders; and

(d)	The issuer must not pay any compensation for the solicitation of the exchange.

J. William Hicks, Exempted Transactions under the Securities Act of 1933, 2d Edition, Vol. 7 §2.22; Charles J. Johnson, Jr., Joseph McLaughlin, Corporate Finance and the Securities Laws, 3rd Edition, pp 954 - 63.

Each of the four requirements were satisfied in this transaction. Shares of common stock of Globix were exchanged for outstanding senior notes of Globix; securities of no other issuers were involved. The security holders did not provide any other consideration other than 11% senior notes. The exchange was offered only to seven holders of the 11% senior notes (each of whom signed a confidentiality agreement with the Company). No broker or other intermediary was used and no compensation was paid to any person for soliciting the exchange.

The exchanges were effected through individually negotiated Securities Exchange Agreements entered into in early October 2004. As a result of a “most favored nation clause,” requested by some of the holders, the Securities Exchange Agreements were ultimately identical, although different holders requested different contractual provisions. One of the provisions requested by one holder was to impose a penalty for failure to register the shares received in exchange as promptly as possible, or to hold the registration statement open for a sufficient period of time to permit the resale of the shares. In response to this request, and in order to assure investors that it would seek to register the resale of their shares promptly following the closing, the Company agreed to let the participants in the debt-for-equity exchange purchase additional shares of Globix common stock if the registration statement for the shares issued in the exchange was not effective within 120 days after the NEON merger, or if the registration statement was not effective for more than ninety days in the aggregate during the first twelve months.

Securities and Exchange Commission
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July 11, 2005

The penalty rights are essentially contingent warrants issued along with the shares in the initial debt-for-equity exchange. As such, the rights are securities of Globix issued in the exchange. The Staff has on various occasions indicated that warrants that are exercisable for cash or other consideration can be issued in a transaction that is exempt under Section 3(a)(9) of the Securities Act. Superior TeleTec Inc., October 26, 1990; Infotronics, April 3, 1972. The Staff has also issued no action letters under Section 3(a)(9) covering exchanges in which convertible securities or other securities that might call for making an investment decision at a later date were issued in an exempt transaction under Section 3(a)(9). Homestake Mining Company, August 28, 1998. The letters do not require the exercise of the rights granted in the Section 3(a)(9) to be made in a transaction that would comply with Section 3(a)(9).

Rule 506 and the Private Placement Exemption

The debt-for-equity exchange was a privately negotiated transaction with seven investors known to the Company. Each of the investors had adequate disclosure concerning the Company and the transaction. Each of the investors was an accredited investor within the meaning of Rule 501(a)(1), (a)(3) or (a)(7) (and thus also an “institutional investor” within the meaning of the no action letter, Black Box Incorporated, June 26, 1990); the Company believes that certain of the investors are also “qualified institutional buyers” within the meaning of Rule 144A (a)(1). The Company filed a Form D with respect to the debt-for-equity exchange on March 22, 2005. Thus it would appear that the Company fulfilled the requirements of Rule 506 and the private placement exemption when the transaction is viewed in isolation. Addressed below are issues of completion and the integration of the debt-for-equity exchange with the penalty provision.

Completion. Because the investors were at market risk with respect to the shares issued in the debt-for-equity exchange as of October 2004 and the purchase of those shares closed as of March 7, 2005 (final closing mechanics being actually completed on March 8, 2005), the debt-for-equity exchange should be considered to have been completed a substantial period of time prior to the filing of the registration statement with respect to such shares.

Rule 152 under the Securities Act states simply:

The phrase "transactions by an issuer not involving any public offering" in  Section 4(2) shall be deemed to apply to transactions not involving any public offering at  the time of said transactions although subsequently thereto the issuer decides to make a  public offering and/or files a registration statement.

Securities and Exchange Commission
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July 11, 2005

In the Black Box no-action letter, the Staff indicated that a private placement would not be integrated with a subsequent public offering of the shares as long as the purchasers in the private placement were obligated to purchase the securities in the private placement subject only to satisfaction of specified conditions which were not within the control of the purchasers and the terms of the investment were not renegotiated subsequent to the filing of the registration statement.

A similar position is taken by the Staff in the Manual of Publicly Available Telephone Interpretations, March 1999, 3S with respect to PIPE (private investment, public equity) transactions. In these transactions, the Manual indicates that the Staff will not object if the investor is “at market risk” once the secondary registration statement is filed and that the closing takes place shortly after the registration statement becomes effective. The Manual notes that, “The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.” In the case of convertible securities, where the secondary registration statement will cover the underlying shares, the investor must be at market risk, as described above, with respect to convertible securities, but need not effect the exchange into the underlying shares.

The debt-for-equity exchange is not exactly comparable to a PIPE transaction, although the principle of market risk can be applied in a manner consistent with the Staff’s interpretation. The debt-for-equity exchange was not contingent upon the filing or effectiveness of a registration statement and the shares were not issued for cash that might otherwise have been raised in a public transaction. Following the execution of the Securities Exchange Agreements, the occurrence of the merger was the only substantial condition to the investors’ obligation to surrender $12.5 million in senior secured notes, in exchange for shares of common stock at a rate of $2.75 in debt for each share of stock. Upon the occurrence of the merger, the investors had irrevocably purchased the shares for which secondary registration is now sought.

As indicated above, the contingent right to purchase additional shares was intended to assure one investor of the Company’s bona fides in offering to register the secondary sale of shares received in the debt-for-equity exchange. While the rights might have some value at some point, the rights were specifically designed to have no impact on the market risk of the investors with respect to the shares for which registration is now sought. The rights were priced at the same price as the debt-for-equity exchange, and their terms and the conditions to their exercisability were negotiated at the time of the Securities Exchange Agreements. If the price of the Globix common stock does not increase beyond the $2.75 price used in the debt-for-equity exchange, the contingent rights will have no value. If exercised, the rights would not substantially change the size of any of the investor’s current holdings. Based on these facts, the rights would seem to be less abusive of the registration process than a formula adjustment in terms made prior to the effectiveness of the registration statement in a PIPE transaction. Moreover, the decision to exercise the rights, if made, would seem comparable to a decision to convert a convertible security. Given the fact that neither the rights nor the shares underlying them are being registered, as well as the separation of the debt-for-equity investment from the registration of the debt-for-equity shares, it would seem appropriate to conclude that the primary offering of the debt-for-equity shares is currently complete, regardless of the existence of the contingent rights.

Securities and Exchange Commission
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July 11, 2005

Integration. The note to Rule 502(a) under the Securities Act identifies the following five factors that should be considered in determining whether an offering that otherwise complies with Rule 506 are part of the same offering as offers or sales made within six months of such offering:

(a)	Whether the sales are part of a single plan of financing;

(b)	Whether the sales involve issuance of the same class of securities;

(c)	Whether the sales have been made at or about the same time;

(d)	Whether the same type of consideration is being received; and

(e)	Whether the sales are made for the same general purpose.

As explained below, the debt-for-equity exchange would not be integrated with any offering under the contingent rights because of the separation in time of any sales in the two offerings, and the difference in the type of consideration. Moreover, prior to the exercise (if at all) of the contingent rights, the rights will not be the same class of security as the shares acquired in the debt-for-equity exchange. While the contingent rights were granted to make the debt-for-equity exchange more attractive, the two transactions are functionally different enough to call into question whether they should be treated as being part of a single plan of financing or having the same general purpose.

As described above, the purchase under the debt-for-equity exchange was completed on March 7, 2005 (with all items required for closing actually complete on March 8, 2005); the offering process for the debt-for-equity exchange was arguably complete in early October 2004. Under Section 2(a)(3) of the Securities Act, however, the offering of the first tranche of the shares under the contingent rights did not begin until 120 days after the merger of NEON with and into a subsidiary of Globix, while the offering of the shares underlying the second tranche will only begin (if at all) one year following such date. As the market price of the Globix common stock is currently below the exercise price, it is unlikely that sales under the first tranche will be made in the near future.

The consideration received by the Company in the debt-for-equity exchange was a tender of the Company’s 11% senior notes, while the consideration for the shares underlying the rights would be cash or (if the purchase was made as a cashless exercise) other rights.

The purpose of the debt-for-equity exchange was to reduce the amount of the Company’s indebtedness and to permit the merger with NEON. While the reduction of Globix’s outstanding indebtedness had been a business goal for Globix since it emerged from bankruptcy in 2002, the amount of the outstanding indebtedness was a significant obstacle in negotiations to acquire NEON. As a result of extensive discussions between NEON and Globix, the merger agreement, signed on July 19, 2004, spelled out the exact amount and pricing of the debt-for-equity exchange (without the contingent share component).

Securities and Exchange Commission
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July 11, 2005

While the debt-for-equity exchange was thus an essential part of a recapitalization that in turn was part of a major acquisition, the offering under the rights is the unintended consequence of a contractual provision imposed to assure one investor of the Company’s willingness to pursue the secondary registration of the equity issued in the debt-for-equity exchange. Except for having made it easier to achieve agreement on the debt-for-equity exchange, the contingent rights did not and will not contribute to the recapitalization or de-leveraging of Globix, or to the acquisition of NEON. Any cash received on exercise of the rights could be applied to general working capital, used to finance an acquisition or refinance indebtedness, or used for other corporate purposes.

Comment 2. Please tell us the exemption you rely upon with respect to the offer and any sale of the shares that exchanging debt holders would have the right to acquire at $2.75 per share, if the registration statement for the shares issued in the exchange offer is not effective within 120 days after the NEON merger, or if the registration statement is not effective for more than ninety days in the aggregate during the first twelve months. Please expand the prospectus to clarify that the shares might be issued pursuant to this arrangement are not being registered for resale in this registration statement.

Response 2. The Company is relying on the private placement exemption provided by Section 4(2) of the Securities Act and the safe harbor provided by Rule 506 of Regulation D under the Securities Act with respect to the contingent shares. A Form D will be filed with the SEC with respect to any sales of such shares. If the rights are exercised in a cashless manner, Section 3(a)(9) will also apply to the exercise of the rights.

The Company has revised the prospectus to clarify that any contingent shares might be issued in connection with the debt-for-equity exchange are not being registered for resale in the Registration Statement.

Given the fact that the rights are held by only seven instituted accredited investors, and that the terms of the rights have already been determined, it would appear inappropriate to integrate the offering under the rights with other offerings. Moreover, the nature of the investors makes it impossible to argue that they need the protections of registration.

Comment 3. We note disclosure for example, under footnote 3 and 10 to the selling holder table, that certain selling stockholders may be affiliates of broker-dealers. Please revised to identify unambiguously selling stockholders that are affiliates of broker-dealers.

Response 3. The Company has revised the prospectus in response to the comment.

Comment 4. In your cover letter you advise that none of the selling stockholders received their shares as compensation. We further note that Loeb Partners and Goldman Sachs are registered broker-dealers. In your response letter, please describe how those registered broker-dealers acquired their shares. Unless a registered broker-dealer that is a selling stockholder acquired its shares as transaction-based compensation for investment banking services, it should be named as an underwriter. It appears you should revise to state that Loeb Partners and Goldman Sachs are underwriters.

Securities and Exchange Commission
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July 11, 2005

Response 4. Loeb Partners purchased the 440,171 shares of the Company’s common stock that are being offered in the prospectus in a private transaction from a former stockholder of the Company. Loeb Partners succeeded to the former stockholder’s rights under the registration rights agreement with respect to the shares. Goldman Sachs acquired the 854,546 shares of the Company’s common stock that are being offered in the prospectus in exchange for senior notes of the Company in the debt-for-equity exchange. The Company has revised the prospectus to state that Loeb Partners and Goldman Sachs are underwriters.

Form 10-Q for the quarter ended March 31, 2005

Controls and Procedures

Comment 5. It appears there may have been changes in your internal controls over financial reporting during the relevant period. See Item 308(c) of Regulation S-K. Please advise us in this respect. See also Q.5 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions, as revised October 6, 2004.

Response 5. Under the heading “Internal Controls” in Item 4 of the Company’s Form 10-Q for the quarter ended March 31, 2005, the Company indicated that there were changes in its internal control over financial reporting as a result of: (i) the determination, in February 2005, to reclassify certain expenses as cost of revenue rather than selling, general and administrative expenses (the “reclassification changes”) and (ii) the acquisition, in March 2005, of NEON Communications, Inc. and the resulting efforts to integrate NEON’s systems of internal control with the Company’s systems of internal control (the “acquisition-related changes”).

The reclassification changes consisted of the implementation of procedures to track certain expenses as being related to cost of revenue rather than selling, general and administrative expenses. In most respects the reclassification represented only a change in accounting methodology rather than a change in the way that expenses were tracked. Prior to its decision to make the change, the Company had believed that it was appropriate to adhere to the system used in fiscal 2002 through the end of fiscal 2005, in order to maintain the comparability of its financial statements with its financial statements for fiscal 2002. In February 2005, partly in response to comments of the Staff, the Company decided that it was preferable to allocate certain payroll and occupancy expenses to cost of revenue rather than selling, general and administrative expenses, even if this meant a lack of comparability in this regard with its fiscal 2002 financial statements. The changes made in connection with the reclassification were disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2005 and in its Form 10-K/A for the year ended September 30, 2004. To the extent that these constituted changes in the Company’s internal controls, the Company believes they were positive changes that enhanced the quality of its internal control environment.

Securities and Exchange Commission
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July 11, 2005

The acquisition-related changes consisted of the addition of the system of internal controls used by NEON to the internal controls used by the Company. As a result of the acquisition and its timing close to the end of the Company’s fiscal quarter, the Company was reliant on the system of internal control that had been in place prior to the acquisition. While the Company was familiar with these controls, the materiality of NEON’s operations, in comparison to the operations of the Company prior to the acquisition, make the addition of NEON’s system of internal control a material change in the Company’s overall system of internal control. Although there is always some risk in taking on a system of internal control of an acquired business, the Company does not have any reason to believe that the acquisition-related changes would have a negative effect on the effectiveness of its internal control over financial reporting.

The Company’s disclosure of the reclassification changes and the acquisition-related changes in response to Item 308(c) of Regulation S-K were not intended to qualify the Company’s response as to the effectiveness of its disclosure controls and procedures under Item 307 of Regulation S-K.

Comment 6. Please revise to describe the events surrounding your reclassification of expenses including all material remedial actions. Please include dates of corrective actions, if available and any material costs associates therewith. Please provide the same information for your process of integrating NEON. Finally, advise as to future actions that will be taken that may have a material effect on internal controls pursuant to your reclassification and your integration of NEON.

Response 6. As indicated in response to Comment 5 above, the reclassification of expenses was undertaken principally in response to comments of the Staff, and oral discussions with members of the Staff, in connection with the Company’s Registration Statement on Form S-4. The reclassifications were made in the first week of February 2005. There were no material costs associated therewith.

The integration of NEON has not required action that would properly be classified as corrective or remedial action. As of March 31, 2005, the Company was using NEON’s system of financial reporting for financial information relating to NEON. Over the course of the quarter ended June 30, 2005, the Company began migrating NEON’s operations to Globix’s system of financial reporting. The migration was partially completed as of June 30, 2005, and substantial completion is expected in August 2005. There have been no material costs associated with this migration.

The Company does not anticipate that any future actions will be required that will have a material effect on internal controls pursuant to its reclassification or the integration of NEON.

Accordingly, the Company does not believe that any revisions are required to its existing disclosures.

Securities and Exchange Commission
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July 11, 2005

Form 10-Q for the quarter ended December 31, 2004

Controls and Procedures

Comment 7. We note disclosure in your Form 10-K that your disclosure controls and procedures were ineffective as of September 30, 2004. Stating that you reclassified payroll and occupancy costs, does not identify the deficiencies in your disclosure controls and procedures, nor does it explain what you did to address the deficiencies in the disclosure controls and procedures or why you conclude that the steps taken addressed the inadequacies.

Response 7. The Company determined that its disclosure controls and procedures were ineffective solely because payroll and occupancy expenses were not appropriately allocated between cost of revenue and selling, general and administrative expenses. No other deficiency was identified. The steps taken to address this deficiency were to develop and implement a method of allocating those expenses in a manner that the Company believes to be consistent with generally accepted accounting principles. The Company concluded that the steps taken to address the inadequacy were sufficient because they rectified the only deficiency that was identified.

Comment 8. You refer to reclassification of payroll and occupancy expenses as part of the disclosure provided pursuant to Item 308(c). It is unclear what, if any, changes in internal controls over financial reporting were implemented in connection with the reclassifications. Additionally, as the reclassifications occurred in February, 2005 it is unclear whether any changes in internal controls over financial reporting took place in the quarter ended December 31, 2004. Changes in your financial statements do not appear to be changes in internal controls over financial reporting. Please advise.

Response 8. Rule 13a-15(f) under the Securities Exchange Act of 1934 indicates that the term, “internal control over financial reporting” includes:

those policies and procedures that:

…

(2) Provide reasonable assurance that transactions are recorded as necessary to permit  preparation of financial statements in accordance with generally accepted accounting principles ….

Based on this definition, the Company concluded that the implementation of a policy that called for allocating payroll and occupancy expense between cost of revenue and selling, general and administrative expenses constituted a change in internal control over financial reporting. Since this was the only change, the Company believes that it was adequately described. There were no changes in internal control in the quarter ended December 31, 2004. As indicated under the heading, “Changes in Internal Control Over Financial Reporting,” in the Form 10-Q for the quarter ended December 31, 2004, the change was implemented in February 2005, although it was reflected in the Form 10-Q for the quarter ended December 31, 2004.

Securities and Exchange Commission
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July 11, 2005

Other Matters

As requested by the Staff, the Company will file a new withdrawal request covering the co-registrants on its withdrawn Registration Statement on Form S-1 (No. 333-97067), originally filed on July 25, 2002, coding the withdrawal request to the CIK numbers of the co-registrants, once it has received new passwords for the co-registrants.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 829-3605 or Sharon Niles-Spencer at (203) 977-7436.

Very truly yours,

/s/ Bonnie J. Roe

Bonnie J. Roe

cc:	Peter K. Stevenson
Globix Corporation
Robert M. Dennerlein
Globix Corporation
James C. Schroeder, Esq.
Globix Corporation